UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAN SANG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value

(Title of Class of Securities)

561651209

(CUSIP Number)

Cafoong Limited

Cheng Chung Hing, Ricky

21st Floor, Railway Plaza, 39 Chatham Road South,

Tsimshatsui, Kowloon

Hong Kong

(852) 2317 5300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP NO. 561651209	Page 2 of 9 Pages

SEC 1746 (11-03)

1		NAME OF REPORTING PERSON Cafoong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,437,501*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,437,501*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,501 shares of common stock, $0.001 par value per share*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP NO. 561651209	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Cheng Chung Hing, Ricky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,500
	8	SHARED VOTING POWER 3,437,501*
	9	SOLE DISPOSITIVE POWER 312,500
	10	SHARED DISPOSITIVE POWER 3,437,501*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,001 shares of common stock, $0.001 par value per share*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP NO. 561651209	Page 4 of 9 Pages

* As reported in Schedule 13D filed jointly by Cafoong Limited and Cheng Chung Hing Ricky on June 30, 1997, Cafoong Limited originally owned directly 1,357,875 shares of Common Stock of the Issuer and owned indirectly 1,392,125 shares of Common Stock of the Issuer. As a result of a five-for-four stock split on August 5, 2005, Cafoong Limited owns directly 1,697,344 shares of Common Stock of the Issuer and owns indirectly 1,740,157 shares of Common Stock of the Issuer by virtue of holding all issued and outstanding shares of certain British Virgin Islands companies which own such shares of Common Stock of the Issuer. Because Cheng Chung Hing, Ricky and Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding stock and are directors, of Cafoong Limited, they may be deemed to be the beneficial owners and to share the voting and dispositive powers of 3,437,501 shares of Common Stock of the Issuer which are owned, directly or indirectly, by Cafoong Limited.

SCHEDULE 13D

CUSIP NO. 561651209	Page 5 of 9 Pages

This Amendment No. 1 to Schedule 13D is filed by Cafoong Limited and Cheng Chung Hing, Ricky pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to the Schedule 13D, amends and supplements the Schedule 13D, as filed jointly by Cafoong Limited and Cheng Chung Hing, Ricky with the Securities and Exchange Commission on June 30, 1997, as follows:

Item 2. Identity and Background.

The paragraphs under the subsection entitled “Mr. Cheng Chung Hing, Ricky” of Item 2 are amended and restated in their entirety as follows:

(a) Name:	Cheng Chung Hing, Ricky (“Mr. Cheng”)
(b) Principal Business:	Chairman of the Board, President and Chief Executive Officer of Man Sang Holdings, Inc.
(c) Address of Principal Business and Office:	21/F Railway Plaza, 39 Chatham Road South, Tsimshatsui, Kowloon Hong Kong
(d) Criminal Proceedings:	None
(e) Applicable Civil, Judicial, or Administrative Proceedings:	None
(f) Citizenship:	Hong Kong Permanent Resident

During the last five years, Mr. Cheng has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has such individual been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP NO. 561651209	Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

Funds used for the acquisition of Common Stock of the Issuer by Mr. Cheng were his personal funds in the aggregate amount of $287,000.00 with respect to the exercise of options for 312,500 shares of Common Stock issued by the Issuer to Mr. Cheng.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

The shares of Common Stock covered by this Amendment No. 1 to Schedule 13D were acquired for investment purposes. Mr. Cheng may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of such shares and conditions Mr. Cheng may deem appropriate. Alternatively, Mr. Cheng may sell all or a portion of his shares of Common Stock in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

Except as set forth above, Mr. Cheng has no present plans or intentions that relate to or that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

SCHEDULE 13D

CUSIP NO. 561651209	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

The first paragraph of Item 5 is amended and restated in its entirety as follows:

(a)           As of the date hereof, Cafoong Limited owns directly 1,697,344 shares of Common Stock of the Issuer and owns indirectly 1,740,157 shares of Common Stock of the Issuer by virtue of holding all issued and outstanding shares of certain British Virgin Islands companies which own such shares of Common Stock of the Issuer. As a result, Cafoong Limited may be deemed to own beneficially a total of 3,437,501 shares of Common Stock, representing approximately 53.9% of all of the issued and outstanding Common Stock of the Issuer.

Mr. Cheng is the Chairman of the Board and President of Cafoong Limited and a direct holder of 60% of all of the issued and outstanding capital stock of Cafoong Limited, and therefore may also be deemed to own beneficially such shares of Common Stock of the Issuer owned, directly or indirectly, by Cafoong Limited.

In addition, as of the date hereof, Mr. Cheng owns 312,500 shares of Common Stock of the Issuer, representing approximately 4.9% of all of the issued and outstanding Common Stock of the Issuer.

Accordingly, Mr. Cheng may be deemed to own beneficially a total of 3,750,001 shares of Common Stock, representing approximately 58.8% of all of the issued and outstanding Common Stock of the Issuer.

(b)	Cafoong Limited:
(1)	Sole Voting Power: 3,437,501
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,437,501
(4)	Shared Dispositive Power: 0
Cheng Chung Hing, Ricky:
(1)	Sole Voting Power: 312,500
(2)	Shared Voting Power: 3,437,501
(3)	Sole Dispositive Power: 312,500
(4)	Shared Dispositive Power: 3,437,501

SCHEDULE 13D

CUSIP NO. 561651209	Page 8 of 9 Pages

The third paragraph of Item 5 is amended and supplemented by adding the following:

(c)           On November 22, 2005, Mr. Cheng exercised his options to purchase a total of 312,500 shares of Common Stock of the Issuer, comprising 125,000 shares of Common Stock with the exercise price of $0.976 per share and 187,500 shares of Common Stock with the exercise price of $0.88 per share.

SCHEDULE 13D

CUSIP NO. 561651209	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2005

CAFOONG LIMITED

By:	/s/ CHENG Chung Hing, Ricky
CHENG Chung Hing, Ricky
Chairman of Cafoong Limited

CHENG CHUNG HING, RICKY

By:	/s/ CHENG Chung Hing, Ricky
CHENG Chung Hing, Ricky